May 21, 2025

Brian Windsor, Ph.D.
President and Chief Executive Officer
Rein Therapeutics, Inc.
12407 N. Mopac Expy., Suite 250 #390
Austin, TX 78758

       Re: Rein Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed May 16, 2025
           File No. 333-287342
Dear Brian Windsor Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Molly W. Fox